SEC File No. 70-



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM U-l
                               APPLICATION UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                               GPU, INC.("GPU")
                          GPU SERVICE, INC. ("GPUS")
                              300 Madison Avenue
                         Morristown, New Jersey  07962

                JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                    METROPOLITAN EDISON COMPANY ("Met-Ed")
                   PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                 P. O. Box 16001, Reading, Pennsylvania 19640

                  (Names of companies filing this statement
                       and address of principal offices)

                                 GPU, INC.
                    (Name of top registered holding company
                             parent of applicants)

M. A. Nalewako, Secretary           Douglas E. Davidson, Esq.
M. J. Connolly, Esq.,               Berlack, Israels & Liberman
Assistant General Counsel             LLP
GPU Service, Inc.                   120 West 45th Street
300 Madison Avenue                        New York, New York 10036
Morristown, New Jersey 07962

                                    S. L. Guibord, Esq.
                                    Secretary
                                    Jersey Central Power &
                                      Lignt Company
                                    Metropolitan Edison Company
                                    Pennsylvania Electric Company
                                    300 Madison Avenue
                                    Morristown, New Jersey  07962


       -----------------------------------------------------------------
                  (Names and addresses of agents for service)

                  Item 1. Description of Proposed Transactions.
                  ---------------------------------------------

      A. JCP&L, Met-Ed and Penelec (which conduct business under the trade name "GPU Energy" and are herein referred to as the "GPU Energy Companies") and GPUS, a mutual service company, have heretofore entered into a services agreement. The GPU Energy Companies and GPUS now propose to enter into an amended services agreement which would permit GPUS to perform expanded functions, including inventory management and procurement, for the GPU Energy Companies.

      B. Background. In 1971, GPU organized GPUS to consolidate various functions within a service company organization, including management, planning, engineering, coordinating and administrative services. HCAR No. 35-17122 (April 29, 1971). GPU Nuclear, Inc. ("GPUN") and GPU Generation, Inc. ("Genco") were subsequently organized to operate and maintain the nuclear and non-nuclear generation facilities, respectively, of the GPU System. HCAR No. 35-21708 (Sept. 5, 1980); HCAR No. 35-26463 (Jan. 26, 1996).

      GPU has undertaken a number of restructuring efforts and initiatives in recent years in an effort to enhance efficiency and to remain competitive as the electric industry moves toward deregulation and retail access.(1) In 1994, GPU functionally

-----------------------------
1   In New Jersey, the Board of Public Utilities issued an "Energy Master Plan"
which recommended that customers be permitted to choose their retail electric suppliers, commencing with 10 percent of load in October 1998 and expanding to full retail choice by July 2000. See Docket No. EX94120585Y. These combined the energy services and delivery businesses of Met-Ed and Penelec. In 1996, GPU combined the energy services and delivery business of JCP&L with those of Met-Ed and Penelec. As a result of this realignment, a single management team became responsible for the combined energy services and delivery businesses of the GPU Energy Companies. In addition, in 1996, certain GPUS personnel performing services related to energy services and delivery were functionally realigned to report to the GPU Energy Companies management team. These services included: library services, graphic resources, forms management, general books and plant accounting, payroll and accounts payable, interconnected transmission services, power services, procurement, facilities management, materials and supplies, transportation, information technology services, human resources, communications and environmental affairs.

      Finally, personnel performing services applicable across the GPU System, such as legal services and consolidated accounting services, are employed by GPUS.

This functional consolidation has produced, and is expected to continue to produce, cost savings and increased operational synergies through the elimination of previously duplicated functions. The personnel performing these consolidated functions are, in general, employed by one of the GPU Energy Companies.

---------------------
recommendations require enabling legislation. In 1996, Pennsylvania enacted comprehensive legislation under which one third of retail customers are to have retail access by January 1999, two-thirds by January 2000, and all customers by January 2001. See Pennsylvania Public Utility code, 66 Purdon's Pa. C.S.A.
Section 2801 et seq.

      Currently, the GPU System's union personnel remain employed by each separate GPU Energy Company and have not been functionally consolidated (although In furtherance of its restructuring initiatives and in an effort to focus on its core energy services and delivery businesses, in October 1997 the GPU Energy Companies announced their intention to begin the process of divesting all of their non-nuclear generation facilities. The facilities are currently owned by the GPU Energy Companies and operated by Genco.

      For a variety of business reasons, the GPU Energy Companies are now embarked on an ambitious program to replace most of their existing information systems and to further reorganize from a function-based business model to one based upon core business processes. This program began several years ago when the GPU Energy Companies began to review their more than 150 information systems which are used to provide and/or support customer service, work management, financial management, materials management and human resources activities. These systems were developed over many years and reflected the different philosophies and work practices of the three (then separately managed) GPU Energy Companies. They did not easily allow for the exchange of information between companies and many of them needed extensive and expensive modifications in order to operate beyond the year 1999.

      In addition, the GPU Energy Companies faced the need to make a significant investment to upgrade their customer service information systems because of the customer choice legislation in Pennsylvania and anticipated legislation in New

Jersey noted above. The new customer information system must be able to accommodate, among other things, customer choices of one or more energy supplier(s) and must integrate that information and the billing therefor with data relating to the provision of, and billing for, retail electric delivery services.

      After an extensive review of various options, the GPU Energy Companies determined that it was in their best interests and the best interests of their customers to purchase a new integrated core information system. The GPU Energy Companies selected SAP America, Inc. ("SAP"), a worldwide leader in developing computer software solutions that incorporate industry "best practices", as the supplier of that system.

      The GPU Energy Companies anticipate that implementation of the SAP system will: (i) replace the major existing information systems and provide a single integrated information system for all major GPU Energy activities; (ii) standardize and align work processes; (iii) avoid the difficult and expensive integration of existing systems; and (iv) provide for the operation of these activities beyond 1999 (i.e., Year 2000 Compliance).

      In addition, the evaluation, choice and implementation of this integrated information system has led the GPU Energy Companies to further evaluate their business practices and structure. In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, the GPU Energy Companies have concluded that it is necessary to formally combine their human, technical, material and operational resources into a single service company. The single service company approach will allow for the most effective use of the new integrated information system and will minimize the need for costly and complex customization of the core components of the SAP system. This, in turn, will allow the GPU Energy Companies to quickly and cost effectively install and utilize the initial SAP software, as well as to implement future upgrades of that system. Indeed, one of the significant values which SAP offers with this type of system is its continuing software development to reflect best practice business approaches. Further, it is anticipated that the software will continue to be benchmarked to reflect best practices for future upgrades, thus allowing GPU to maintain its systems as "state of the art."

      Accordingly, the GPU Energy Companies intend to continue these initiatives by transferring substantially all of their personnel, including the union personnel, to GPUS.(2) The realignment is not, however, expected to involve the physical relocation of a substantial number of employees. As part of this consolidation, the purchasing and inventory functions for the transmission and distribution systems would also be assumed by GPUS, such that equipment and materials would be acquired and inventoried by GPUS and sold to the appropriate GPU Energy

------------------------
2 However, it is contemplated that the personnel responsible for transmission and distribution dispatching would not be transferred, and would remain employed by one or more of the GPU energy Companies.

Company, at cost, when needed. GPUS may also procure fuel (in particular, natural gas and transportation) and resell same, at cost, to the appropriate GPU Energy Company for an owned generation plant or for a non-utility generator with which a GPU Energy Company has a power supply agreement.

      As part of the consolidation, GPUS will create an Operations Division. The Operations Division will include substantially all of the employees of the GPU Energy Companies involved in energy-related functions who are to be transferred to GPUS. Officers of the GPU Energy Companies are expected to serve as officers of the GPUS Operations Division as well. The personnel involved in corporate, treasury, accounting and certain other functions, who are currently GPUS employees, will continue to provide these same corporate services in what is anticipated will become the Corporate Division of GPUS.

      The consolidation of the union personnel will result in GPUS becoming a successor employer under the several collective bargaining agreements with local unions of the International Brotherhood of Electrical Workers to which JCP&L, Met-Ed and Penelec, respectively, are parties, and a fourth agreement between Penelec and the Utility Workers Union of America. GPUS will notify the unions involved and become the employer party to those agreements and formally adopt their terms.

      There are currently approximately 670 employees at GPUS.(3) The realignment is expected to involve the transfer from the GPU Energy Companies to GPUS of approximately 3,040 union and 1,760 non-union employees, having a yearly budget payroll of approximately $265 million. Following the completion of the realignment, the only employees of the GPU Energy Companies will be approximately 50 personnel in the dispatch center.(4)

      The realignment will not involve the formation of any new legal entities, the write-down of any rate-based assets or the transfer of any utility assets (as defined in the Act).

      Such consolidation is intended to, among other things, ameliorate the existing payroll, operational and administrative complexities of having functionally-related personnel employed by more than one GPU Energy Company. Additionally, the GPU Energy Companies believe that the consolidation will allow for a more focused and efficient management of human resources, avoid data replication in different entities and provide other similar

----------------------
3   In 1991, prior  to the  shifting  of  certain  functions  to the GPU  Energy
Companies as described above. GPUS had 1,021 employees.

4 In addition, approximately 1,100 union employees of the GPU Energy Companies who, through GPUN, provide operation and maintenance services ("O&M") for GPU's nuclear generating assets are expected to be transferred to GPUS in 2000, when nuclear O&M services are incorporated into the SAP computer system. In anticipation of the sale of GPU's non-nuclear generating assets in 1999, the 1,630 union employees of the GPU Energy Companies who provide O&M services for such assets through Genco will not be transferred to GPUS.

advantages. The GPU Energy Companies also expect that the consolidation of the purchasing and inventory tasks will enable them to more cost-effectively manage and allocate resources.

      As mentioned above, this restructuring and the purchase of the SAP computer system are also tied to the decision of GPU Energy management to undertake a realignment of departmental and functional resources into a process-based organization. As a transmission and distribution company focused on satisfying customer needs, GPU Energy has determined that its business is, or should be, focused on three core business processes and three support processes, as listed on Exhibit G hereto. The three core business processes are as follows:

      Manage and Service Delivery Assets;
      Provide Customer Service; and
      Manage Energy Risk

The three support processes are as follows:

      Provide Support Services;
      Manage Financial Performance; and
      Develop Business Opportunities.

A GPU Energy Vice President is responsible for each process and the multiple sub-processes beneath it. The core business processes and sub-processes cut across formerly functional/departmental lines to effectively group the types, kinds and number of personnel necessary to deliver a particular distribution product or service to the customer in a manner designed to result in maximum customer satisfaction. The support processes and sub-processes resemble the former functional/departmental alignment of GPU Energy insofar as the kinds of personnel in them are concerned. However, these support processes are designed as "centers of excellence" which have centralized management responsibility for the resources. Such arrangement allows the core processes to remain undistracted by the management of support needs.

      For instance, the three core business processes will require the management of human resources issues including hiring, training, benefits, etc. The "Provide Support Services" process will be responsible for providing, among other things, these types of resources or services to the core business processes. This will be accomplished through the sub-processes referred to as "Attract, Retain and Develop Personnel" and "Manage Employee Relations". These sub-processes will provide the coordinated expertise of human resource professionals as an integrated tool for the core business processes and their respective sub-processes.

      One of the key efficiencies gained through this process orientation is the elimination of transactions or "hand-offs" between former functions or departments. The entire "team" of employees grouped in any core business process or in any support process are focused on and committed to the target of that process - a product or service delivered to satisfy, or even exceed, customer expectations.

            The proposed new services agreement permits one or more of the GPU Energy Companies to request that GPUS lease or otherwise provide employees to perform Operations Division tasks. The leasing of employees is intended to reduce the potential for the imposition of sales and use taxes relating to the performance of services in New Jersey and is not expected to restrict employees leased to one GPU Energy Company from providing services to the other GPU Energy Companies or the allocation of costs among such companies.

      C.    Requested Authorization.
            ------------------------

            Accordingly, the GPU Energy Companies propose to enter into a new services agreement substantially in the form of Exhibit B hereto ("New Services Agreement") with GPUS which would permit GPUS to perform the expanded functions described above. The GPU Energy Companies also propose to sell up to $60 million aggregate book value of existing transmission and distribution inventory to GPUS, at cost, in accordance with Rules 90 and 91 under the Act. GPUS will pay for the inventory with the proceeds from borrowings under a new GPUS credit facility. (See paragraph E.5. below.) Future inventory purchases by GPUS will be funded with the proceeds of the sale of inventory to the GPU Energy Companies and, to the extent necessary, by credit facility borrowings or GPU advances.

      D.    Cost Allocation.
            ----------------

            1. The New Services Agreement will provide that the services rendered by GPUS will be furnished at cost. Records will be maintained by each core business or support process of the Operations Division of GPUS in order to accumulate all costs of doing business and to determine the cost of service. These costs will include wages and salaries of employees and related expenses such as insurance, taxes, pensions and other employee welfare expenses. In addition, the Corporate Division of GPUS will maintain records of general administrative expenses, which will include the costs of operating GPUS as a corporate entity.

      Where appropriate, charges for services rendered or personnel assigned or leased to a particular GPU Energy Company and related expenses and non-personnel expenses (e.g., use of automotive equipment, etc.) relating to a particular GPU Energy Company will be billed directly to such GPU Energy Company.

      When a service is rendered for the benefit of two or more companies, the costs will be shared by the receiving companies in proportion to the average of:
(1) gross distribution plant, (2) energy delivered to ultimate consumers in KWH, and (3) operating and maintenance expense excluding purchased power. This multiple factor formula is the one currently in use and the factors are updated annually.

      All other costs will be fairly and equitably allocated in accordance with Rules 90 and 91 of the Act. Calculations under these allocation formulae will be reviewed periodically and revised as appropriate to fully allocate all costs by each year-end.

      All charges for services will be determined from the time records of employees. Records of such related expenses will be maintained and subjected to periodic review.

      Out-of-pocket expenses which are incurred for a GPU Energy Company will be billed at cost. Charges for non-personnel expenses, such as for use of automobiles not assigned exclusively to a GPU Energy Company, will normally be computed on the basis of costs per hour.

      The foregoing billing principles will remain the basis for GPUS' charges to the GPU Energy Companies unless and until modified or until new allocation formulas and standards are adopted and reported to the Commission by a 60-day letter.

      E.    Controls
            --------

            A number of factors ensure that the GPU Energy Companies have the means to judge the need for GPUS services and to monitor the quality and value of the services being provided. These factors, which are described below, include the budget process, work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of GPUS billings, review and approval of work orders and billings by personnel who are separate from the billing function, and internal audit examinations.

                  (a) It is anticipated that the President of the GPU Energy Companies will serve as a member of the GPUS Board of Directors and as President of the GPUS Operations Division. In addition, all GPU Energy officers are expected to serve as officers of the Operations Division. Consequently, GPU Energy officers will be informed of, and directly participate in, all material decisions of the GPUS Operations Division.

                  (b) As in the past, operating and construction budgets will continue to be prepared separately for the GPU Energy Companies, for review and approval by their respective Boards of Directors. Expenditures are monitored against these budgets on a monthly basis. Each GPU Energy Company's financial results are produced quarterly for internal analysis and are reviewed by the GPU Energy Boards of Directors and are issued to the public and state regulatory commissions quarterly. The internal auditing department will continue to review GPUS charges. Separate individual audit opinions of the financial condition and results of operations of each GPU Energy Company are obtained annually from an independent public accounting firm.

                  (c) Each GPU Energy Company pays to GPUS all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf. These costs will be documented using work order (or equivalent costs collectors,(5) collectively, "work orders")

-----------------------
5 The SAP system has three costs collectors which are equivalent to work orders: "orders", "cost centers" and "work numbers in accordance with the FERC's Uniform System of Accounts. The Plan and Analyze Finances Sub-Process ("Finance Sub-Process"), which is separate from the Manage Accounting Operations Sub-Process ("Accounting Sub-Process"), analyzes each month's GPUS departmental billing summaries to the GPU Energy Companies to ensure billing to the proper company. All GPU Energy time documents are reviewed and approved by a GPUS Operations Division business process manager, including review of the time document charges in relationship to a process and employees' work schedules. The review also ensures that the time document indicates the work order number charged. Pursuant to controls built into GPUS's accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided. All project work orders for one or more GPU Energy Companies in excess of $50,000 must be approved by an Operations Division process manager (with officer and, ultimately, board approval required for higher thresholds).

                  (d) GPUS bills to the GPU Energy Companies, which are generated by the Accounting Sub-Process, are reviewed

---------------------
      breakdown structures" (WBSs"). Orders include work orders, sales orders, internal orders and services orders. Each employee will be assigned to a cost center which will be responsible for collecting routine costs such as for meter reading and line repairs. WBSs are analogous to work orders and are required for projects exceeding certain dollar thresholds or durations, or which involve investing in capital assets. To ensure proper record-keeping, every employee will be required to charge time against a designated order, WBS or cost center number.

      and approved by individuals in the Finance Sub-Process. Detailed GPUS information (i.e., time sheets, invoices) is available upon request. Such Finance Sub-Process individuals will, if necessary, contact responsible GPUS managers for explanations of unusual items. In general, disagreements are resolved, if possible, by direct communication and negotiation between such individuals and the appropriate GPUS Operations or Corporate Division. When consensus on selected matters cannot be reached, the matter will be referred to GPU Energy Company and GPUS executives. The basis for the allocation of costs will be reviewed annually by each sub-process to ensure that the allocation basis continues to be reasonable and to have a relationship to the types of services or functions provided by the sub-process cost centers. GPUS will continue to work with the staff of the Commission to ensure that the allocation methods effectively allocate costs according to benefits received. The GPUS accounting staff verifies that every multiple party work order has the correct cost allocation method.

                  (e) Another control which is performed every month is the reconciliation of GPUS billings to GPUS expenses with regard to services rendered for the GPU Energy Companies. Such reconciliation ensures that all expenses have been billed, and it also immediately detects any over-or under-billings. Internal audits provide an additional control measure. All GPUS charges will be processed through the SAP system, which will be subject to periodic internal audit. This system will accumulate charges utilizing work orders. Therefore, an evaluation of the work order process will be an integral part of the audit. The GPUS internal audit department, which is independent of the Operations Division, will continue to meet at least twice a year with the Audit Committee of the GPU Board of Directors (which Audit Committee is comprised solely of outside directors), and the Boards of the GPU Energy Companies, to review audit plans and findings. In addition, the GPUS Vice President-Audit will continue to have open and direct access to the Chairman of the Audit Committee. These procedures will ensure that costs associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked.

                  (f) Finally, an important factor in determining incentive compensation for GPUS non-union personnel is the profitability of the GPU Energy Companies. This should also provide a strong incentive to ensure that services are provided efficiently and economically.

      F.    Financial
            ---------

            1. Article 6 of the New Services Agreement provides for a Working Capital Account pursuant to which each GPU Energy Company will provide necessary working capital to GPUS from time to time. This is consistent with the procedures currently employed by GPUS, GPUN and Genco.

            2. In accordance with Rule 91 under the Act, to the extent that GPU provides capital to GPUS in the form of open account advances, it would charge GPUS for the reasonable cost of such capital at a rate equal to GPU's average weighted cost of long and short term debt for the preceding quarter. If and to the extent that there is such a cost of capital charge, GPUS would allocate and charge such cost to the GPU Energy Companies.

            3. GPUS intends to enter into a credit facility or lines of credit, in reliance on Rule 52(b) under the Act, to provide funds for inventory procurement (including the initial purchase from the GPU Energy Companies)(6). So that such borrowings may be made on favorable terms and rates, GPU proposes, from time to time through December 31, 2003, to enter into guaranty or support agreements on behalf of GPUS in an aggregate amount not exceeding $100 million. The borrowings would have maturities not exceeding five years, bear interest at market rates and be subject to customary fees and other terms and conditions.

            4. With respect to inventory, GPUS will become a wholesaler of the transmission and distribution materials, and fuel, to be used by the GPU Energy Companies. The GPU Energy Companies will pay for these materials and fuel on an "at cost"

----------------------
6 In the event GPU were deemed a "public utility company" as defined in the Act, the exemption provided by Rule 52(b) would not be available. In such case, GPUS hereby requests Commission authorization to make such borrowings on the terms described above.

basis, calculated at GPU System average unit prices,(7) and will be charged only for materials and fuel actually delivered to the site.

            It is not currently contemplated that GPUS will engage in the sale of inventory to persons other than the GPU Energy Companies, except in cases of emergency or in those instances when inventory levels are substantially in excess of the GPU Energy Companies' requirements. Any transactions with (x) other associates will be effected at cost in accordance with Rules 90 and 91, and (y) non-associates will be made at current market prices or at prices determined through arms length bargaining and any profits resulting therefrom will be applied to reduce the cost of other expenses to be charged to the GPU Energy Companies.

            In connection with the purchase of inventory and/or fuel from third parties, it may be necessary for GPUS, which, as a service company, may not be deemed sufficiently credit-worthy by suppliers, to provide credit support for its payment or purchase obligations. Accordingly, GPU proposes, from time to time through December 31, 2003, to enter into guaranty or support agreements on behalf of GPUS in an aggregate amount not exceeding $50 million.

          5. The Applicants agree that no change in the organization of GPUS,the type and character of the companies to be serviced, the methods of allocating costs to the GPU Energy Companies, or in the scope or character of the services to be

----------------------
7     However, certain special or serialized items will be priced on a unit basis and not average cost.

rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until GPUS shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice by the 60-day letter procedure, the Commission shall notify GPUS within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until GPUS shall have filed with the Commission an appropriate application or declaration regarding such proposed change and the Commission shall have issued an order declaring such application or declaration effective under the Act.

      G.    Financial Impact.
            -----------------

      GPU estimates that the aggregate cost of the implementation of the SAP computer system (including process redesign, hardware, software, data conversions, testing and training) will be $108-$115 million. GPU also estimates, however, that it would have been necessary to spend approximately $71 million for necessary computer system upgrades relating to compliance with retail access initiatives and Year 2000 compliance if it had not decided to implement the SAP system and to consolidate all employees in GPUS. Accordingly, the incremental cost of the implementation of the SAP computer system, relating principally to the replacement of the existing systems with SAP and the change to a process-oriented management approach, is estimated at approximately $37 to $44 million.

            GPU estimates that the implementation of the SAP computer system will result in significant financial savings, in addition to the efficiencies described above. In particular, GPU estimates labor-related savings of approximately $20 million annually. Accordingly, it is expected that the incremental cost of the implementation of the new system ($37-$44 million) will be recovered through savings in two to three years.

      H.    Rule 54 Analysis.
            -----------------

      The proposed transactions contemplate, among other things, the issuance or acquisition of securities by the Applicants which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

      (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1997, GPU's average consolidated retained earnings was approximately $2,171 million. Accordingly, under the November 5 Order, GPU may invest up to an additional $754 million in EWGs and FUCOs as of December 31, 1998.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
                  (A) For each United  States EWG in which GPU  directly or
            indirectly holds an interest:

                    (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                    (2) the financial statements will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                    (1) such entity to maintain books and records in accordance with GAAP;

                    (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                    (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                    (iii) (B) of Rule 53.

                    (iii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                    (iv) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(8) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                    (v) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

-------------------------
8 Penelec is also subject to retail rate regulation by the new York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly electric Power & Light Company, a Penelec subsidiary. Waverly electric's revenues are immaterial, accounting for less than 1 percent of Penelec's total operating revenues.

                  (B) GPU's average consolidated  retained earnings for the four most recent quarterly periods (approximately $2,171 million) represented an increase of approximately $21.6 million (or approximately 1.0%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2,149 million).

                  (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

      GPU's December 31, 1997 consolidated capitalization consists of 40.4% equity and 59.6% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries. Moreover, on February 12, 1998, GPU sold an additional 7 million shares of common stock and applied
approximately   $229  million  of  the  net   proceeds  to  reduce   outstanding
indebtedness.

-----------------------
9 The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard and Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

      GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(10)

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at December 31, 1997 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

Item 2.     Fees, Commissions and Expenses.
            -------------------------------

      The estimated fees, commissions and expenses to be incurred in connection with the proposed transactions will be filed by amendment.

------------------------
10 As discussed in the November 5 Order, GPU incurred a lost for 1997 from its investments in EWGs and Focus as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

Item 3.     Applicable Statutory Provisions.
            --------------------------------

      A. The entering into of the New Services Agreement with GPUS is subject to Section 13 and Rule 87 under the Act.

      B. The guaranty by GPU of GPUS' borrowings and purchase agreement obligations, is subject to Sections 9(a) and 10 and Section 12(b) of the Act and Rule 45 thereunder. GPU's proposed open account advances are also subject to Sections 6(a) and 7 and 9(a) and 10 of the Act and Rule 45 thereunder

      C. It is further requested that GPUS be permitted to file with the Commission Form U-13-60, supplemented by the FERC Uniform System of Accounts, as described in CFR Part 101, in lieu of any Certificates pursuant to Rule 24 under the Act.

Item 4.     Regulatory Approval.
            --------------------

      Since the New Services Agreement is believed to be a "management, advisory service, construction or other engineering contract" within the meaning of
Section 48:3-7.1 of the New Jersey Statutes, JCP&L's execution thereof will require the approval of the New Jersey Board of Public Utilities ("NJBPU"). The transfer of inventory by JCP&L to GPUS will also require approval of the NJBPU pursuant to Section 48:3-7 of the New Jersey Statutes. JCP&L will file a Petition with the NJBPU seeking such approvals.

      PaPUC authorization will not be required for GPUS to perform the expanded functions, however, inasmuch as the PaPUC has previously authorized Met-Ed and Penelec to obtain such services from GPUS. See Order dated Oct. 28, 1993, Docket No. G-00930355.

      To the extent that any of the initial inventory which is transferred to GPUS constitutes transmission facilities which are subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"), the FERC may have jurisdiction over such transfer under Section 203 of the Federal Power Act. In such case, the Applicants will file an application with the FERC seeking such approvals as are necessary.

      Except as set forth above, no state or federal commission (other than your Commission) has jurisdiction with respect to the proposed transactions.

Item 5.     Procedure.
            ----------

      It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event, not later than September 30, 1998. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.
         ----------------------------------

         1.    Exhibits:

                  A   Not Applicable.

                  B   Form of New Services Agreement

                  C   Not applicable.

                 D-1 Copy of Petition filed by JCP&L with the NJBPU -- to be filed by amendment.

                 D-1(a)Copy of order of NJBPU -- to be filed by amendment.

                 E     Not applicable.

                 F-1 Opinion of Berlack, Israels & Liberman LLP -- to be filed by amendment.

                 F-2 Opinion of Ryan, Russell, Ogden & Seltzer LLP -- to be filed by amendment.

                 F-3 Opinion of Ballard Spahr Andrews & Ingersoll, LLP -- to be filed by amendment.

                 G     Structure of Operations Division.

                 H GPU Actual and Pro form Capitalization -- to be filed by amendment

            2.    Financial Statements:

                  1        None

                  Note: GPU Corporate and consolidated actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                  2        None.

                  3        None.

                  4        None.

Item 7.     Information as to Environmental Effects.
            ----------------------------------------

      The proposed transactions are designed to combine in a single organization responsibility for the operation and maintenance of the GPU System transmission and distribution facilities, but not otherwise to affect the manner in which such facilities are operated. Consequently, the issuance of an order by your Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

            No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to
Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

                                   SIGNATURES

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.
                                    JERSEY CENTRAL POWER & LIGHT
                                     COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY
                                    GPU SERVICE, INC.



                                    By: ______________________________
                                        T.G. Howson
                                        Vice President and Treasurer

Date:  May 6, 1998